

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2012

Via E-Mail
Steve Aninye
Chief Executive Officer and Chairman
Crown Dynamics Corp.
5400 Laurel Springs Pkwy, Suite 107
Suwanee, GA 30024

> **Re: Crown Dynamics Corp.**
> **Form 8-K**
> **Filed January 23, 2012**
> **File No. 333-169501**

Dear Mr. Aninye:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure under Item 5.06 regarding your change in shell company status. Given this, please revise this filing to clarify the effects of Rule 144(i) on your restricted securities.

2. Your disclosure throughout refers to an "offering." However, since this is not an offering document, please revise.

Item 1.01, page 2

3. Please revise to disclose any material relationship between you and Zorah, LLC. For example, we note Steve Aninye's signature as the Chief Executive Officer of Zorah LLC.

Forward-Looking Statement, page 2

4.   Please remove references to the Private Securities Litigation Reform Act as the safe harbors of those rules are not applicable to penny stock issuers, or advise.

Form 10 Disclosure, page 3

5.   You state that the "Company" completed a Share Exchange Agreement with Crown Dynamics Corp. Further, on page 27 you indicate that there was a merger between the "Company" and Crown Dynamics Corp. Please tell us the basis for the assertion that there has been a share exchange or merger between the Company and Crown Dynamics Corp or any other entity. Also, tell us where you have filed a Share Exchange Agreement. In that regard, we see on page 1 that you define the "Company" as Crown Dynamics Corp.

Business Strategy, page 3

6.   Please revise to discuss in detail the initial beta tests with prospective customers, including the number of prospective customers in the beta tests and how customers participated in the beta tests. Additionally, please revise to discuss the results of the initial beta tests.

7.   Please revise throughout to qualify as management's belief any statements about the quality or effectiveness of your anticipated products and/or those of your competitors. In addition, any statement about what your products will do or be should be qualified as anticipatory in nature.

8.   Please revise to clarify the status of your products and whether any sales of these products have occurred. In this connection, provide additional disclosure about your plan to manufacture and distribute your products and the status these plans. In addition, revise to clearly describe the terms of your intellectual property, including duration.

9.   Please revise to discuss the agreement with the American Seniors Association and describe the content of the agreement. For example, please clarify if this agreement involves the sale of products, etc. Please file this agreement as an exhibit.

10.   Please tell us whether you need any government approval of your principal products. In this connection, address possible required FCC and FDA approval, including a description of the approval process and timelines.

Products, page 5

11.   Please tell us if the image on page 6 is a photograph of the specific tracking device that you have produced and plan to or have sold. It is unclear whether you plan to be a software provider or something else.

Marketing, page 6

12.   Please revise to clarify your pricing structure. We note that the pricing structures disclosed on page 4 and page 7 are different. In addition, you must have a reasonable basis for all projections. In light of the fact that you have not sold any products, please explain the basis for your projected pricing structure. See Item 10(b) of regulation S-K.

Competition, page 7

13.   Please revise to disclose if there are currently any products being sold by competitors that allow for tracking outside the home using a GPS or other signal. Please also revise to provide balanced disclosure regarding your competitive position in the market, including some factors that may negatively affect your competitive position.

We are a development stage company…, page 8

14.   We note your reference in this risk factor to your toothbrush. Please revise to tailor this risk factor and your other risk factors to the products you are now developing and selling. Additionally, please tailor all risk factors to the company as of today. For example, we note your risk factor on page 11 that states, "Our Directors own 100% of outstanding shares…"

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

15.   We see that you present MD&A on pages 15 through 19 and that you present a second MD&A describing the same financial statements on pages F-10 through F-13. Please revise to present a single MD&A.

Liquidity and Capital Resources, page 17

16.   We reference the disclosure that you will require $2 million in the next 12 months. Please revise to disclose expected uses of the $2 million funding you believe is required to continue your operations and describe the potential impact on your business plan if you are unable to raise the disclosed amount.

17.   We note your discussion of your plan to increase the cash requirements for the next 12
        months. Please clarify if you have enough cash in order to sustain your operations for the
        next twelve months or if you will have to complete the offerings you discuss in order to
        sustain your business for the next twelve months.

Summary of Significant Accounting Policies, page 17

Revenue Recognition, page 18

18.   You indicate on page 4 that commercial roll-out of your product began in November
        2011. We also see that you will sell your product as well as collect a monthly fee and
        charge additional fees for the add-on modules and for return incidents. Please describe to
        us the principal terms of your product and service arrangements with customers and
        provide us an analysis under SAB Topic 13 of how you will recognize revenue under
        your disclosed business model.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 19

19.   Please revise the table to include all shares beneficially owned by Mr. Aninye. We note
        specifically Mr. Aninye's signature in Exhibit 10.1 as the Chief Executive Officer of
        Zorah LLC. Please see Rule 13d-3 under the Exchange Act.

Item 5. Directors and Executive Officers, page 20

20.   Please revise to include the dates in which Mr. Aninye served in the positions discussed.

Certain Relationships and Related Party Transactions…, page 22

21.   With regards to the sale of restricted shares and the license agreement with Zorah LLC,
        please disclose the name of the related person and the basis upon which the person is a
        related party.

Item 10. Recent Sales of Unregistered Securities, page 25

22.   Please revise to include all information required by Item 701 of Regulation S-K as to all
        securities sold by you within the past three years which were not registered under the
        Securities Act. Please also state briefly the facts relied upon to make the exemptions from
        registration claimed available.

Item 9.01 (a) Financial Statements of Business Acquired, page 27

23.   Please tell us why you have included financial statements of Crown Dynamics Corp as
        the business acquired. It does not appear that a business combination has occurred and
        the filing does not describe a business combination. In addition, the financial statements

included in the filing appear to be the same as the financial statements included in the Form 10-Q for September 30, 2011 filed on October 31, 2011. Note that under Item 2.01(f) of Form 8-K, if any disclosure required by Item 2.01(f) is previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, the registrant may identify the filing in which that disclosure is included instead of including that disclosure in the Form 8-K report.

24.   As a related matter, if you conclude that the previously filed financial statements are required to appear in the Form 8-K or otherwise elect to include them in this Form 8-K, tell us how you concluded that you have provided financial statements for all periods required by Item 13 of Form 10 and Article 8 of Regulation S-X. In that regard, we see that your document does not include audited financial statements for your December 31, 2010 year end.

25.   Further, if you conclude that the previously filed financial statements are required to appear in the Form 8-K or otherwise elect to include them in this Form 8-K, please revise to present the impact of the stock split on a retrospective basis pursuant to SAB Topic 4-C.

26.   Finally, if you conclude that the previously filed financial statements are required to appear in the Form 8-K or otherwise elect to include them in this Form 8-K, please expand the notes to financial statements to provide subsequent events disclosure pursuant to FASB Codification Topic 855.

Item 9.01 (b) Pro Forma Financial Information, page 27

27.   Please tell us why you have provided pro forma financial information under Article 11 of Regulation S-X. Please explain how you effected a merger of the "Company" and "Crown Dynamics Corp." Please define the "Company" for that purpose. In that regard, tell us how the acquisition of shares by Steve Aninye and the technology license agreement with Zorah LLC resulted in a business combination for which pro forma financial information is appropriate. Also, tell us why it would be appropriate under Article 11 of Regulation S-X to include pro forma adjustments for equity transactions that occurred subsequent to September 30, 2011.

28.   We see that you assigned a $1,347,500 value to the technology license acquired from Zorah LLC. We note that Steve Aninye is also the CEO of Zorah LLC. Please tell us why you have not accounted for the transaction with Zorah LLC under SAB Topic 5G. Under this guidance, transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock should be recorded at the transferors' historical cost basis determined under GAAP. For technology license arrangements, the transferors' historical cost basis determined under GAAP is typically zero because the underlying costs would have been expensed as research and development.

Exhibits

29.   Please file all exhibits required by Item 601. For example, please file the lease agreement for your principal executive offices.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (by e-mail):   Luke C. Zouvas, Esq.
                       Zouvas Law Group, P.C.